SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                      ----------------------------------


                                 FORM 11-K


              [X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 1999

                                    OR


           [ ] TRANSACTION REPORT PURSUANT TO SECTION 15 (d)
                 OF THE SECURITIES EXCHANGE ACT OF 1934

              For the transition priod from _____ to _____

                     Commission file number 1-7283

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             REGAL-BELOIT CORPORATION SAVINGS AND PROTECTION PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          REGAL-BELOIT CORPORATION
                              200 STATE STREET
                              BELOIT, WI 53511

                            REQUIRED INFORMATION

Regal-Beloit Corporation Savings and Protection Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, statement of net assets available for plan benefits for the Plan of December 31, 1999 and 1998 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.


                                SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGAL-BELOIT CORPORATION SAVINGS AND PROTECTION PLAN


By:  Regal-Beloit Corporation Savings and Protection Plan Administrative
     Committee


     /S/ Kenneth F. Kaplan                                       June 28, 2000
     --------------------------
     Kenneth F. Kaplan

     /S/ Fritz Hollenbach                                        June 28, 2000
     --------------------------
     Fritz Hollenbach

                 CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                 -----------------------------------------

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the previously filed Form S-8 Registration Statement of Regal-Beloit Corporation (File No. 333-48789).



/S/ ARTHUR ANDERSEN LLP
---------------------------
ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin
June 26, 2000

                         REGAL-BELOIT CORPORATION
                         ------------------------

                       SAVINGS AND PROTECTION PLAN
                       ---------------------------


           FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998
           -----------------------------------------------------

           TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
           ------------------------------------------------------

                         REGAL-BELOIT CORPORATION
                         ------------------------

                        SAVINGS AND PROTECTION PLAN
                        ---------------------------



                           FINANCIAL STATEMENTS
                           --------------------

                        DECEMBER 31, 1999 AND 1998
                        --------------------------




                            TABLE OF CONTENTS
                            -----------------


Report of Independent Public Accountants


Financial Statements

   Statements of Net Assets Available For Plan Benefits as of
   December 31, 1999 and 1998

   Statements of Changes In Net Assets Available For Plan
   Benefits For The Years Ended December 31, 1999 and 1998


Notes To Financial Statements


Supplemental Schedule Supporting Financial Statements

   Schedule I:  Schedule of Assets Held
                   For Investment Purposes--December 31, 1999

                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the Regal-Beloit Corporation
Savings and Protection Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Regal-Beloit Corporation Savings and Protection Plan as of December 31, 1999 and 1998 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the supplemental schedule referred to below is the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial status of the Regal-Beloit Corporation Savings and Protection Plan as of December 31, 1999 and 1998 and the changes in its financial status for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/S/ ARTHUR ANDERSEN LLP
------------------------
ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin
May 3, 2000

REGAL-BELOIT CORPORATION SAVINGS AND PROTECTION PLAN

Statements of Net Assets Available for Plan Benefits


                                                          As of
                                                       December 31,
                                                    1999         1998
                                                 ----------   ----------
                    Assets
                    ------

Investments, at Fair Value:
  Mutual Funds                                   $4,149,916   $3,473,223
  Investment in Master Trust                        474,609      475,749
  Participant Loans                                 188,108      159,146

Receivables:
  Participants' Contributions                        16,087        6,209
  Employer Contributions                             48,264       48,754
  Accrued Interest and Dividends                      9,948        9,645
                                                 ----------   ----------

    Total Receivables                                74,299       64,608
                                                 ----------   ----------
    Total Assets                                  4,886,932    4,172,726

                 Liabilities
                 -----------
Due to Brokers                                       11,058            -
                                                 ----------    ---------
Net Assets Available For Plan Benefits           $4,875,874   $4,172,726
                                                 ==========   ==========


The accompanying notes to financial statements are an integral part of these statements.

REGAL-BELOIT CORPORATION SAVINGS AND PROTECTION PLAN

Statements of Changes in Net Assets Available for Plan Benefits


                                                     For the Years Ended
                                                         December 31,
                                                   -------------------------
                                                      1999           1998
                                                   -----------    ----------
Additions To Net Assets Attributed To:
  Employer Contribution                            $    88,741    $   90,159
  Employee Contributions                               414,693       496,958
  Net Appreciation In Fair Value of Investments        347,820       114,142
  Interest and Dividend Income                         144,562       144,888
                                                   -----------    ----------

    Total Additions                                    995,816       846,147

Deductions From Net Assets Attributed To:
  Benefits Paid To Participants                        269,088       222,134
  Administrative Fees                                   23,580        18,557
                                                    ----------    ----------

    Total Deductions                                   292,668       240,691
                                                    ----------    ----------

    Net Increase                                       703,148       605,456

Net Assets Available For Plan Benefits:
  Beginning of Year                                  4,172,726     3,567,270
                                                    ----------    ----------

  End of Year                                       $4,875,874    $4,172,726
                                                    ==========    ==========

The accompanying notes to financial statements are an integral part of these statements.

REGAL-BELOIT CORPORATION SAVINGS AND PROTECTION PLAN

Notes To Financial Statements
December 31, 1999 and 1998



(1)  Description of the Plan-
     -----------------------

  The following description of the Regal-Beloit Corporation Savings and Protection Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

  General-

  The Plan is a defined contribution plan and covers substantially all bargaining unit employees of the Foote-Jones/Illinois Gear and Velvet Drive Transmission Divisions of the Regal-Beloit Corporation (the "Company") who complete at least 500 hours of service in a year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

  Plan Administration-
  -------------------

  Prior to February 1, 1998, Frontier Trust was the trustee and
  Equitable was the custodian of the Plan.  Effective February
  1, 1998, Marshall & Ilsley Trust Company (the "Trustee") became trustee and custodian of the Plan. The Plan is administered by the administrative committee which is appointed by the Board of Directors of the Company.

  Contributions-
  -------------

  Company contributions were $440 and $430 for 1999 and 1998, respectively, for each Foote-Jones/Illinois Gear union participant who had completed a full year of credited service as of July 31st of each year. A contribution of $220 and $215 for 1999 and 1998, respectively, was made for each Foote-Jones/Illinois Gear union employee who completed at least one-half year of credited service but less than one full year of credited service. Participants must be employed as of the date of the contribution to receive the amount into their account balance.

  The Company's annual contribution is fixed by the collective bargaining agreement between Local 1199, International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers, AFL-CIO and the Company. The contribution is recorded as an increase in participants' equity on an accrual basis based on service performed during the Plan year. Annual amounts are contributed to the Plan on or about August 1.

  The Company contributed $350 and $300 on or about February 1 for each Velvet Drive Transmission employee provided they had been an employee of the Company for the past 12 months as of December 31, 1999 and 1998, respectively. Participants must be employed as of the date of the contribution to receive the amount into their account balance.

  The Plan allows participants to make voluntary contributions via pretax payroll deductions ranging from 1% to 20% of total compensation.

  Participant Accounts-
  --------------------

  Individual participant accounts are maintained to receive
  Company and participant contributions. The Plan earnings, net of Trustee expenses, are allocated to each participant on each business day based on the proportion of the individual participant's account to the total of all participants' accounts.

  Vesting-
  -------

  Participants at all times have a fully vested interest in their individual accounts. Distribution of participants' accounts can be made upon normal retirement from the Company and following termination of service with the Company for any reason. Benefits paid consist of the participants' account balance plus any voluntary contributions together with all earnings.

  Investment Options-
  ------------------

  Participants were able to direct their contributions in 10% increments into any of the following investment options through January 31, 1998:

     Equitable Guaranteed Interest Account Fund-
     ------------------------------------------

     The Guaranteed Interest Account provides an investment option in which the value of the principal will not fluctuate. The amount allocated to the Guaranteed Interest Account earns interest at the current guaranteed interest rate which is an annual effective rate. After interest is credited, certain charges and fees are deducted. The value of an employer plan's investment in the Guaranteed Interest Account is, at any time, the total contributions allocated to the Guaranteed Interest Account, plus the interest earned, less (i) employer plan benefit payments, (ii) other employer plan withdrawals (including loans) and (iii) charges and fees.

     Equitable Common Stock Fund-
     ---------------------------

     This fund invests in stock issues of high quality, large capitalization companies. Its objective is growth of capital through quality stock issues.

     Equitable Balanced Fund-
     -----------------------

     This fund invests in common stocks, publicly traded bonds and money market investments. Its objective is increasing income and capital appreciation.

     Equitable Aggressive Stock Fund-
     -------------------------------

     This fund invests in medium and small companies with growth potential. It involves risk.

  The following new investment options were made available to Plan participants as of February 1, 1998:

    M&I Stable Principal Fund-
    -------------------------

     Amounts are invested in the M&I Stable Principal Fund, a mutual fund whose objective is to maintain safety of principal while generating a level of current income generally exceeding that of a money market fund. The fund primarily invests in traditional and synthetic investment contracts issued by insurance companies or banks.

    Marshall Large-Cap Growth and Income Fund-
    -----------------------------------------

     Amounts allocated to this fund are invested in the Marshall Large-Cap Growth and Income Fund, a mutual fund with the goal of providing capital appreciation and income. The fund invests in a diversified portfolio of common stocks of large-sized companies whose market capitalizations exceed $10 billion and have a history of stable earnings and/or growing dividends.

    Regal-Beloit Company Stock Fund-
    -------------------------------

     Amounts allocated to the Regal-Beloit Company Stock Fund are invested in the Regal-Beloit Corporation Master Trust, which invests solely in Regal-Beloit Corporation common stock. Investments in, sales of, and reinvestment in Company stock are made on the open market from the Company or its affiliates or in negotiated transactions with independent parties pursuant to the direction of the Plan Administrator.

    Marshall Intermediate Bond Fund-
    -------------------------------

     Amounts allocated to this fund are invested in the Marshall Intermediate Bond Fund, a mutual fund with the goal of maximizing total return consistent with current income. The fund invests in intermediate-term investment grade bonds and notes including corporate, asset-backed, mortgage-backed and U.S. Government securities.

    Fidelity Balanced Fund-
    ----------------------

     Amounts allocated to this fund are invested in the Fidelity Balanced Fund, a mutual fund whose objective is to generate high income with preservation of capital. The fund invests in a broadly diversified portfolio of high yielding securities, including common and preferred stocks, and bonds. At least 25% of its assets will always be invested in fixed income securities.

    Strong Opportunity Fund-
    -----------------------

     Amounts allocated to this fund are invested in the Strong Opportunity Fund, a mutual fund which seeks to provide capital growth. At least 70% of the fund's assets will always be invested in the common stocks of growth companies, generally described as small to medium-sized.

  Investments in the Marshall Large-Cap Growth and Income Fund,
  Marshall Intermediate Bond Fund, Stable Principal Fund,
  Fidelity Balanced Fund and Strong Opportunity Fund are effected in the open market or through collective investment funds of the Trustee.

  Effective February 1, 1998, Plan participants transferred all fund balances from pre-January 31, 1998 investment options into the post-February 1, 1998 investment options.

  Participant Loans-
  -----------------

  The Plan permits a participant to borrow up to 50% of his or her account balance up to a maximum of $50,000. These loans bear interest at the prevailing market rate (ranging from 7.25% to 10.5% as of December 31, 1999) and generally must be repaid within five years.

(2)  Significant Accounting Policies-
     -------------------------------

  Basis of Accounting-
  -------------------

  The financial statements have been prepared on the accrual basis of accounting.

  Use of Accounting Estimates-
  ---------------------------

  The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and reported amounts of investment income and expenses during the reporting periods. Actual results could differ from these estimates.

  Net Appreciation (Depreciation) In Fair Value of Investments-
  ------------------------------------------------------------

  Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for Plan benefits as net appreciation
  (depreciation) in fair value of investments.

  Administrative Expenses-
  -----------------------

  The Plan pays all administrative expenses and loan processing fees.

  New Accounting Standard-
  -----------------------

  Effective for the year ended December 31, 1999, the Plan adopted Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3"). SOP 99-3 eliminates the requirement for a defined contribution plan to present participant directed plan investments by general type in the statement of net assets available for plan benefits. Prior year financial statements have been restated to conform with SOP 99-3.

(3)  Investments-
     -----------

  Investments are stated at fair market value as determined by the Trustee by reference to published market data. The M&I Stable Principal Fund primarily invests in guaranteed investment contracts which are fully benefit-responsive.
  These investment contracts are valued at amortized cost, which represents fair market value. Under the terms of the investment contracts, the crediting interest rates are fixed for the life of the contracts or are reset at least quarterly. The aggregate average yield of the investment contracts for the years ended December 31, 1999 and 1998 were 5.99% and 6.2%, respectively. The crediting interest rate for the investment contracts as of December 31, 1999 and 1998 was 6.05% and 5.93%, respectively. There are no limitations or guarantees on the contracts.

  The following presents investments that represent five percent or more of the Plan's net assets.  All investments are
  participant directed.
                                                       December 31,
                                                    1999        1998
                                                 ----------   ----------

 M&I Stable Principal Fund, 1,899,647 and        $1,899,647   $1,728,324
  1,728,324 shares, respectively

 Strong Opportunity Fund, 17,910 and 12,767         800,408      493,077
  shares, respectively

 Marshall Large-Cap Growth and Income Fund,         673,014      615,819
  36,938 and 37,688 shares, respectively

 Fidelity Balanced Fund, 42,603 and 31,974          654,380      523,091
  shares, respectively

 Regal-Beloit Company, Company Stock Fund,          474,609      475,749
  21,911 and 20,171 shares, respectively

  During 1999 and 1998, the Plan's investments (including investments bought, sold and held during the year) appreciated
  (depreciated) in value as follows:

                                                    1999        1998
                                                  ---------   ---------
  Net Appreciation (Depreciation) in Fair
  Market Value of Investments-
    Mutual Funds                                  $360,229    $219,053
    Master Trust                                   (12,409)   (104,911)
                                                  ---------   ---------
  Net Appreciation in Fair Market Value of        $347,820    $114,142
  Investments
                                                  ---------   ---------

(4)   Master Trust-
      ------------

  Effective November 1, 1997, the Plan's investment in Company stock was commingled with the investment in Company stock of another Company plan into the Regal-Beloit Corporation Master Trust (the "Master Trust"). Effective April 1, 1998, the investment in Company stock of three other Company plans were commingled into the Master Trust. Investments of the Master Trust are carried at current market value as determined by the Trustee through reference to published data. Earnings, market adjustments, fees and expenses relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's share of Master Trust assets.

  The assets of the Plan are commingled and are not segregated in the accounts of the Master Trust. The market value of the assets held in the Master Trust as of December 31, 1999 and
  1998 is as follows:
                                               1999          1998
                                           -----------    -----------
  Regal-Beloit Corporation Stock           $13,009,033    $14,374,579
  Marshall Money Market Fund                   115,702        154,077
  Accrued Income                                75,700         74,145
  Pending Trades                                92,205              -
                                           -----------    -----------
      Total Assets of The Master Trust     $13,292,640    $14,602,801
                                           ===========    ===========

  Allocations of assets of the Master Trust to participating plans as of December 31, 1999 and 1998 are as follows:

                                                1999                     1998
                                       ----------------------   -----------------------
                                          Amount      Percent      Amount      Percent
                                       -----------    -------   -----------    --------
 Regal-Beloit Corporation              $ 6,230,849     46.87%   $ 6,805,476     46.60%
  Personal Savings Plan

 Regal-Beloit Corporation                5,788,543     43.55      6,568,489     44.98
  Profit Sharing Plan

 Regal-Beloit Corporation                  474,609      3.57        475,749      3.26
  Savings and Protection Plan

 Marathon Electric Salaried                649,478      4.89        635,779      4.36
  Employees' 401(k) Savings Plan

 Marathon Electric Hourly                  149,161      1.12        117,308      0.80
  401(k) Savings Plan
                                       -----------    -------   -----------    -------
  Total Assets of the Master Trust     $13,292,640    100.00%   $14,602,801    100.00%
                                       ===========    =======   ===========    =======

  Master Trust loss for the years ended December 31, 1999 and 1998 is as follows:

                                                  1999           1998
                                              ------------   ------------
  Investment Income-
  Interest                                    $    11,261    $    23,602
  Dividends                                       309,644        280,725
  Net Depreciation in Fair Market Value of
    Regal-Beloit Corporation Common Stock      (1,358,911)    (3,979,555)
                                              ------------   ------------
      Total Master Trust Loss                 $(1,038,006)   $(3,675,228)
                                              ============   ============

(5)  Related Party Transactions-
     --------------------------

  Plan assets are invested in mutual funds of the Trustee.
  In addition, the Plan's Master Trust invests in securities of the Company. These transactions are not considered prohibited transactions by statutory exemption under ERISA regulations.

(6)  Income Tax Status-
     -----------------

  The Plan has obtained a determination letter from the Internal Revenue Service dated January 20, 1993, approving the Plan as qualified for tax-exempt status. The Plan has been amended since receiving the determination letter. However, the Plan administrator and Plan's tax counsel believe the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(7)  Plan Termination-
     ----------------

  The Plan is defined by the collective bargaining agreement between Local Union 1199, International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers, AFL-CIO and the Company dated December 1, 1989, and may not be materially modified or terminated by the Company without negotiation with the Union.

REGAL-BELOIT CORPORATION
SAVINGS & PROTECTION PLAN

Plan's EIN 39-0875718   Plan #007
Schedule I -- Schedule of Assets Held for Investment Purposes
As of December 31, 1999

                              Description of Investment Including
Identity of Issue, Borrower   Maturity Date, Rate of Interest                         Current
Lessor, or Similar Party      Collateral, Par, or Maturity Value       Cost            Value
---------------------------   -----------------------------------   ---------       ------------
Fidelity Funds                Fidelity Balanced Fund                 $678,111       $  654,380

Strong Funds                  Opportunity Fund                        721,446          800,408

Marshall & Ilsley*            Intermediate Bond Fund                  127,647          122,467

Marshall & Ilsley*            Large Cap Growth & Income               563,318          673,014

Marshall & Ilsley*            M&I Stable Principal Fund               1,899,647      1,899,647

Loans to participants         Loans                                     188,108        188,108

Regal-Beloit Stock Fund*      Regal-Beloit Stock                        584,212        474,609


*Party-in-interest

The accompanying notes to financial statements are an integral part of this schedule.